This share exchange involves the securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. The financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

[Translation]

April 27, 2018

To whom it may concern:

Company Name:	MIRAIT Holdings Corporation
Name of Representative:	Masatoshi Suzuki
President and Chief Executive Officer
(Code Number: 1417, First Section of the Tokyo Stock Exchange)
Contact:	Manabu Kiriyama
Director and Chief Financial Officer
Phone:	+81-3-6807-3124

Company Name:	TTK Co., Ltd.
Name of Representative:	Mikio Doi
President and Representative Director
(Code Number: 1935, Second Section of the Tokyo Stock Exchange)
Contact:	Yuji Watanabe
Director, Manager of General Affairs Department and Head of Compliance Office
Phone:	+81-22-297-5111

Announcement of Business Integration and Execution of Share Exchange Agreement
between MIRAIT Holdings Corporation and TTK Co., Ltd.

Tokyo, April 27, 2018 --- MIRAIT Holdings Corporation (“MIRAIT HD”) and TTK Co., Ltd. (“TTK”) jointly announce that they resolved at their respective board of directors meetings held today to implement a business integration of the two companies in the spirit of equality (the “Business Integration”) through a share exchange (the “Share Exchange”). In the Share Exchange, TTK will be made a wholly-owned subsidiary of MIRAIT HD. Today, MIRAIT HD and TTK have executed a share exchange agreement (the “Share Exchange Agreement”), as described below. The Share Exchange is scheduled to be implemented subject to the approval of the Share Exchange Agreement by the special resolutions of the annual shareholders’ meetings of MIRAIT HD and TTK, which will be held on June 26, 2018, and June 28, 2018, respectively.

Prior to the effective date of the Share Exchange (October 1, 2018 (scheduled)), the common stock of TTK is scheduled to be delisted from the Second Section of Tokyo Stock Exchange, Inc. (the “TSE”) as of September 26, 2018 (The final trading date of the shares is scheduled to be September 25, 2018.).

1.	Background and Purpose of the Business Integration, etc.

(1)	Background and Purpose of the Business Integration

The information and telecommunications sector has witnessed the diffusion of the Hikari Collaboration Model in the fixed communications area as well as the increased sophistication of the fourth generation (4G) mobile communication systems and the launch of services for new frequency bands in the mobile communications area. Furthermore, the business environment is changing significantly with the rise in demand for new solutions in advance of a full-fledged IoT era, along with the active rebuilding of the social infrastructure before the year 2020.

The MIRAIT group, a corporate group with MIRAIT HD as its holding company (the “MIRAIT Group”), developed into its current form after a business integration in 2010, which involved the establishment of a joint holding company among DAIMEI TELECOM ENGINEERING CORP., Commuture Corp. and TODENTSU Corporation, and the corporate restructuring (the merger and change of tradename) of the three companies in 2012 to promote the integration of the group's business operations.

During this period, the MIRAIT Group aims to ensure its continued growth and development as a “comprehensive engineering and services company” in response to the movements of telecommunications carriers and changes in the business environment. Given this objective, the MIRAIT Group has developed its third medium-term management plan for the four year period beginning from 2017 (target for 2020: sales of JPY 340 billion, operating income of JPY 17 billion, ROE of 8% or above), and has been actively engaged in expanding its developing business areas (the frontier domain), including its cloud, stock, Wi-Fi, software, environment and energy and global businesses.

At the same time, the MIRAIT Group has continuously worked on securing competitive advantages in the market and expansion of its business bases. It has also promoted profit-oriented business operations through the improvement of operational efficiency and the resulting increase in orders, the establishment of a productive work system and the comprehensive strengthening of on-site capabilities.

The TTK group, a corporate group comprising TTK and its group companies (the “TTK Group”), was established as Tohoku Telecommunications Construction Co., Ltd. in 1955 and was listed on the Second Section of the TSE in May 1975. Since its establishment, the TTK Group, in cooperation with many partners, has accumulated a track record of more than sixty years in the areas of design, construction, maintenance and consulting services for information and telecommunications equipment in the Tohoku region. The TTK Group has built a solid business foundation in all six prefectures of the Tohoku region under the fundamental management philosophy of utilizing its genuine technology and creativity to contribute to the realization of the rich information society of the twenty-first century and seeking higher corporate and shareholder value as a “reliable information and communications engineering company.”

In addition, based on its fifth medium-term management plan (for fiscal years 2017 to 2019), which was released in May 2017, the TTK Group seeks to maximize sales and profits through further productivity improvement and the promotion of operational efficiency in its existing businesses. Simultaneously, the TTK Group is also working on expanding its business areas by designating the Hikari Collaboration-related business, the environmental civil engineering works business and the electrical works business as its three “new core businesses.”

However, the environment surrounding the information and communications engineering work industry is changing more drastically than ever before. While the demand for the communications equipment engineering work, which is the TTK Group’s main strength, is not expected to increase significantly, a continued growth in demand is expected for the “underground power cabling plan” and other social infrastructure investments, as well as the IoT-related system investments, which are the main areas of focus of the Ministry of Land, Infrastructure, Transport and Tourism. In order to cope with such changes in the business environment and maintain and enhance competitiveness in the information and communications engineering work industry, the TTK Group is required to further increase operational efficiency and competitiveness in information and communications engineering work, mainly in fixed communications networks and mobile communications networks. The TTK Group is also required to develop new business areas to cater to the demand for social infrastructure investments and system investments.

With regard to the information and communications equipment engineering work, which is its traditional core business, the TTK Group has built networks and an extensive track record in all prefectures of the Tohoku region through continued efforts to increase operational efficiency and competitiveness, and has also acquired and developed excellent human resources. At the same time, with respect to the development of new business areas, the TTK Group has been working on expanding its business by designating the Hikari Collaboration-related business, the environmental civil engineering works business and the electrical works business as its three “new core businesses,” and exploiting its technology and know-how acquired through information and communications engineering work. Nevertheless, as the demands and need for social infrastructure investments and system investments are wide-ranging and diverse, quickly acquiring know-how, swiftly developing it into a business model and establishing business foundations poses a business challenge to the TTK Group.

The MIRAIT Group is known nationwide as one of the top three information and communications engineering work business operators. At the same time, it is making an aggressive expansion into fields other than information and communications engineering work, including construction work for photovoltaic solar power generation facilities, stock business (such as operation and maintenance), software development, global business with focus on Asia, and drone businesses. Meanwhile, the TTK Group is a well-known brand and competitor in the Tohoku region. Both groups are striving to expand their businesses and strengthen their operating foundations as “comprehensive engineering and services companies.” Under such circumstances, the two groups believe that if they seek business integration into a single corporate group and seek integration and further development in the field of information and communications engineering work, they will be able to take advantage of their respective business areas, business fields, human resources and other strengths to operate diverse businesses in wider areas, combine necessary management resources and maximize the synergy effect. The two groups also believe that, in the TTK Group’s social infrastructure and systems investments in the Tohoku region, the Business Integration will enable the TTK Group to make the best use of the MIRAIT Group’s know-how in fields other than information and communications engineering work. These beliefs have led both groups to determine that the Business Integration would contribute to their sustained growth and development as well to the creation of medium and long term corporate value.

In establishing the strong capital relationship necessary for the MIRAIT group and the TTK group to integrate into a single corporate group and conduct the business integration, the two groups have determined that it would be best to carry out the business integration by way of the Share Exchange. In so deciding, the groups considered various factors such as the fact that MIRAIT HD is a pure holding company and neither the share transfer, under which an additional pure holding company would be established, nor the merger, under which MIRAIT HD and TTK as a business company would be an identical company, is appropriate and the necessity for a structure that enables flexible decision-making and expeditious business operations as a corporate group following the business integration. Accordingly, the two groups have reached an agreement today to carry out the Business Integration.

The TTK Group has a long history of operating and developing as an information and communications engineering work company focused in the Tohoku region. Furthermore, through its close contacts with the region, mainly through its businesses related to information and communications equipment-related engineering work, it has made significant contributions to the communities in the Tohoku region. In light of these facts, even after the Business Integration, the TTK Group will continue to operate its businesses by placing value on its own brand, regionality and initiatives, thereby seeking to enhance the market competitiveness of both the MIRAIT Group and the TTK Group in the information and communications engineering work industry.

(2)	Fundamental Policy of the Business Integration

The purpose of the Business Integration is to seek sustained growth and development and the creation of medium and long term corporate value in the MIRAIT Group and the TTK Group as a single corporate group under the following fundamental policy:

(i)
MIRAIT HD will respect the TTK Group’s own brand, regionality and initiatives under a unified governance structure for a single corporate group, in light of the TTK Group’s long history of operating and developing in the Tohoku region, as well as its significant contributions to the communities in the Tohoku region through its close contacts with the region mainly through its businesses related to information and communications equipment-related engineering work.

(ii)
MIRAIT HD will position TTK as its directly-controlled business company. Based on the above-mentioned fundamental policy and the spirit of equality, MIRAIT HD and TTK will share the technology, know-how and information related to their respective business operations as well as other necessary personnel, assets and other resources to the maximum extent possible so as to generate the synergistic effect of the Business Integration.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Record date for the annual shareholders’ meeting (MIRAIT HD and TTK, respectively)	March 31, 2018
Date of the board of directors meetings for the execution of the Share Exchange Agreement (MIRAIT HD and TTK, respectively)	April 27, 2018 (today)
Date of execution of the Share Exchange Agreement (MIRAIT HD and TTK)	April 27, 2018 (today)
Date of the annual shareholders’ meeting for the approval of the Share Exchange Agreement (MIRAIT HD)	June 26, 2018 (scheduled)
Date of the annual shareholders’ meeting for the approval of the Share Exchange Agreement (TTK)	June 28, 2018 (scheduled)
Final trading date (TTK)	September 25, 2018 (scheduled)
Delisting date (TTK)	September 26, 2018 (scheduled)
Scheduled date of the Share Exchange (effective date)	October 1, 2018 (scheduled)
(Note)
The above schedule may be changed as necessary by consultation and agreement between the companies in view of the necessary procedures for the approvals and permissions of, registrations with or notifications to the relevant authorities in and outside Japan which are required for the Share Exchange and their situations and other circumstances.

(2)	Method of the Share Exchange

Under the Share Exchange, MIRAIT HD will be the wholly-owning parent company in the share exchange and TTK will be the wholly-owned subsidiary in the share exchange.

The Share Exchange shall be subject to the approval of the Share Exchange Agreement by the annual shareholders’ meetings of MIRAIT HD and of TTK and the acquisition of the approvals and permissions of the relevant authorities. Upon the Share Exchange, shares of the common stock of MIRAIT HD will be allotted to the shareholders of TTK as consideration for the Share Exchange.

(3)	Allotment in the Share Exchange

	MIRAIT HD (wholly-owning parent company in the share exchange)	TTK (wholly-owned subsidiary in the share exchange)
Allotment ratio in the Share Exchange	1	0.47
(Note 1)	Allotment ratio of shares For each share of the common stock of TTK, 0.47 shares of the common stock of MIRAIT HD will be allotted and delivered.
(Note 2)
Number of shares to be delivered under the Share Exchange
Upon the Share Exchange, MIRAIT HD will allot and deliver 9,789,978 shares (scheduled) of the common stock of MIRAIT HD to shareholders of TTK as of the time immediately before the acquisition by MIRAIT HD of all of the issued and outstanding shares in TTK through the Share Exchange. While the shares to be delivered are scheduled to be newly issued, MIRAIT HD will use 2,000 thousand treasury shares (scheduled) held by itself as part of the shares allotted in the Share Exchange.

(Note 3)
Treatment of shares constituting less than one unit
The shareholders of TTK who will hold shares constituting less than one unit (less than 100 shares) of the stock of MIRAIT HD upon the Share Exchange will be entitled to use either of the following systems. Shares constituting less than one unit cannot be sold on any financial instruments exchange market.

(i)
System of purchase by MIRAIT HD for shares constituting less than one unit (sale of less than 100 shares)
A system whereby pursuant to Article 192, Paragraph 1 of the Companies Act of Japan (the “Companies Act”), a holder of shares constituting less than one unit of the stock of MIRAIT HD may request MIRAIT HD to purchase the shares constituting less than one unit held by the holder.

(ii)
System of additional purchase for shares constituting less than one unit (additional purchase to own 100 shares)
A system whereby pursuant to Article 194, Paragraph 1 of the Companies Act and the articles of incorporation of MIRAIT HD, a holder of shares constituting less than one unit of the stock of MIRAIT HD may demand that MIRAIT HD sell, and the holder may purchase, such number of shares of the common stock of MIRAIT HD which, together with the number of shares constituting less than one unit held by the holder, will constitute one unit (100 shares).

(Note 4)
Treatment of fractions less than one share
If the number of shares allotted to a shareholder of TTK upon the Share Exchange includes a fraction of less than one share of the stock of MIRAIT HD, MIRAIT HD will pay cash to each such shareholder in an amount proportional to the value of such fraction pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights under the Share Exchange TTK has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)
Handling of dividends of surplus
MIRAIT HD and TTK agreed that MIRAIT HD may pay dividends of surplus up to a total of JPY 1.8 billon to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of March 31, 2018 and dividends of surplus up to a total of JPY 1.8 billon to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of September 30, 2018. They further agreed that TTK may pay dividends of surplus up to a total of JPY 500 million to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of March 31, 2018 and dividends of surplus up to a total of JPY 200 million to the shareholders or registered pledgees of shares listed or recorded on the latest register of shareholders as of September 30, 2018. Apart from these dividends, MIRAIT HD and TTK agreed that neither party shall, on or after today, resolve to pay any dividends of surplus with a record date on or prior to the effective date of the Share Exchange, or to acquire its treasury shares with an acquisition date on or prior to the effective date of the Share Exchange (unless either party is required to acquire its treasury shares upon the exercise by shareholders of their rights under the applicable laws or ordinances).

3.	Basis of the Calculation for Allotment related to the Share Exchange

(1)
Basis and reason for the calculation of the allotment concerning the Share Exchange

For the purpose of ensuring the fairness and appropriateness of the calculation of the allotment ratio that applies to the Share Exchange (the “Share Exchange Ratio”) as described in 2(3) “Allotment in the Share Exchange” above, MIRAIT HD and TTK have decided to respectively and separately request a third-party valuation institution, independent of both companies, to calculate the share exchange ratio for the Share Exchange. MIRAIT HD and TTK appointed Mizuho Securities Co., Ltd. (“Mizuho”) and Nomura Securities Co., Ltd. (“Nomura”) as their respective third-party valuation institutions.

MIRAIT HD and TTK carefully considered the results of the due diligence review of the other party and other aspects, by reference to the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions, and repeatedly conducted mutual negotiations and consultations with comprehensive consideration given to, among other factors, their respective financial conditions, asset status and future prospects. As a result, MIRAIT HD and TTK have come to the conclusion that the Share Exchange Ratio is appropriate and will not be detrimental to their respective shareholders’ benefits. Therefore, MIRAIT HD and TTK have resolved, at their respective board of directors meetings held today, to implement the Share Exchange at the Share Exchange Ratio.

Upon the occurrence of any material change to any of the conditions used as the basis of calculation, the Share Exchange Ratio may be subject to change by consultation between the parties.

(2)
Matters concerning calculation

With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, MIRAIT HD appointed Mizuho, a third-party valuation institution which is independent of MIRAIT HD and TTK. Mizuho is not a related party of either MIRAIT HD or TTK, and has no material interest in either MIRAIT HD or TTK.

In performing its analysis, Mizuho reviewed the financial information of MIRAIT HD and TTK, in addition to reviewing the terms and conditions of the Share Exchange. Mizuho used a market stock price analysis, since the stocks of both companies are listed on a financial instruments exchange and their market prices are publicly available. In addition, as there are multiple listed companies that are comparable to both companies and an analysis of the share value based on comparable companies is possible, Mizuho conducted the comparable company analysis. Further, the discounted cash flow analysis (the “DCF Analysis”) was used by Mizuho to account for the future business operations of the two companies in the valuation.

The table below shows the range in the number of shares of MIRAIT HD common stock to be allotted for each share of TTK common stock derived from each of the analysis methods.

Analysis method	Calculation results of share exchange ratio
Market stock price analysis	0.36-0.37
Comparable company analysis	0.21-0.49
DCF Analysis	0.38-0.54

In performing the market stock price analysis, Mizuho set April 26, 2018, as the calculation reference date (the “Reference Date”). Mizuho then reviewed the price of the stock on the Reference Date and the simple average of the closing prices of the stock for the most recent one-week, one-month, three- month and six- month periods, each ending on the Reference Date.

The profit plans of both companies that Mizuho used as the basis for the DCF Analysis do not include any fiscal periods in which significant changes in profits are projected.

In calculating the share exchange ratio, Mizuho relied upon and assumed the accuracy and completeness of all of the financial or other information relating to both companies that was publicly available or was furnished to or discussed with Mizuho by both companies and upon which the calculation of the share exchange ratio is substantially based. Mizuho did not independently verify (nor assume responsibility or liability for independently verifying) the accuracy or completeness of such information. The contents expressed in Mizuho’s valuation report on the share exchange ratio (the “Mizuho Valuation Report”) could potentially differ if there are matters that would make the information provided to Mizuho or discussed between Mizuho and the companies materially incorrect, or if there is a fact or circumstance not disclosed at the time of delivery of the Mizuho Valuation Report , or which occurs subsequent to the delivery of the Mizuho Valuation Report (including facts which potentially existed at the time of delivery of the Mizuho Valuation Report and which are clarified subsequently). Mizuho assumed that the management of each company was unaware of any fact that would make the information provided to or discussed with Mizuho incomplete or misleading. In addition, Mizuho did not conduct an independent valuation or appraisal of any assets or liabilities (including derivatives, off-balance sheet assets and liabilities and other contingent liabilities), or the reserves of either company or its affiliates, and Mizuho was not independently provided with any such valuation or appraisal by a third party, nor did Mizuho make any request to a third party for any such valuation or appraisal. Mizuho does not assume any obligation to conduct any inspection of the properties or facilities of either company or its affiliates, nor has Mizuho evaluated the capitalization, solvency or fair value of either company or its affiliates under any law relating to bankruptcy, insolvency or similar matters.

With respect to any information which Mizuho requested in connection with the calculation of the share exchange ratio but was not provided or disclosed to Mizuho by the companies, which was provided or disclosed to Mizuho, but whose impact on the share value of each company is undetermined at present, or which could not otherwise be used by Mizuho as a basis of Mizuho’s evaluation, Mizuho used assumptions it believed to be reasonable and appropriate. Mizuho did not verify the effect of such assumptions on either company’s future financial condition in the event that such assumptions prove to be materially inaccurate.

With respect to the financial forecasts and other forward-looking information provided to Mizuho, Mizuho assumed that such information was reasonably prepared by the management of each company on a basis reflecting the best currently available estimates and judgments of the management as to the expected future results of the operations and financial conditions of the companies. Mizuho relied on the above-mentioned assumptions, financial projections and business forecasts without independent verification of the feasibility of such assumptions, financial projections and business forecasts. Mizuho expressed no view as to any analyses or forecasts referred to in the Mizuho Valuation Report or the assumptions on which they are based. Mizuho is not a legal, regulatory, or tax expert and therefore, it relied on the assessments made by advisors to the companies with respect to such issues. Mizuho further assumed that the Share Exchange will qualify as a tax-free reorganization for Japanese corporate tax purposes.

Mizuho has provided its financial analysis results to MIRAIT HD in response to the request of MIRAIT HD for the sole purpose of assisting the board of directors of MIRAIT HD to determine the Share Exchange Ratio. Such financial analysis results are not for the purpose of expressing Mizuho’s opinion as to the fairness of the Share Exchange Ratio.

With the objective of ensuring the fairness and appropriateness of the allotment ratio in the Share Exchange, TTK appointed Nomura, a third-party valuation institution which is independent of MIRAIT HD and TTK. Nomura is not a related party of either MIRAIT HD or TTK, and has no material interest in either MIRAIT HD or TTK.

As the stock of MIRAIT HD is listed on a financial instruments exchange and its market price exists, Nomura adopted the average market price analysis in valuing MIRAIT HD (With April 26, 2018 as the Reference Date, the analysis was based on the respective average closing prices of the stock of MIRAIT HD on the First Section of the TSE for the most recent six-month period from October 27, 2017 to the Reference Date; the most recent three-month period from January 29, 2018 to the Reference Date; the most recent one-month period from March 27, 2018 to the Reference Date, the most recent five business days from April 20, 2018 to the Reference Date; and the closing price on the Reference Date.). In addition, Nomura adopted the comparable company analysis because there are several listed companies comparable to MIRAIT HD and an analogical inference of the share value is possible. Nomura also adopted the DCF Analysis to account for future business operations in the valuation.

As the stock of TTK is listed on a financial instruments exchange and its market price exists, Nomura adopted the average market price analysis in valuing TTK (With April 26, 2018 as the Reference Date, the analysis was based on the respective average closing prices of the stock of TTK on the Second Section of the TSE for the most recent six-month period from October 27, 2017 to the Reference Date; the most recent three-month period from January 29, 2018 to the Reference Date; the most recent one-month period from March 27, 2018 to the Reference Date, the most recent five business days from April 20, 2018 to the Reference Date; and the closing price on the base date.). In addition, Nomura adopted the comparable company analysis because there are several listed companies comparable to TTK and an analogical inference of the share value is possible. Nomura also adopted the DCF Analysis to account for future business operations in the valuation.

The table below shows the range of share values per share of MIRAIT HD stock:
Analysis method	Calculation results of share exchange ratio
Average market price analysis	0.36-0.37
Comparable company analysis	0.28-0.37
DCF Analysis	0.40-0.54

In calculating the share exchange ratio above, Nomura used the information provided by both companies, public information and other materials, without any independent verification of the accuracy and completeness of such information based on the assumption that such information is accurate and complete. Nomura has not performed any valuation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of both companies and their respective affiliates, including an analysis or valuation of each of such assets or liabilities, nor has it separately requested any third-party institution to make such an appraisal or assessment. The calculation of the share exchange ratio by Nomura reflects the information available to it and the economic conditions as of April 26, 2018. Nomura assumed that the financial projections of MIRAIT HD and TTK had been reasonably considered or prepared based on the best projections and judgment then available to the management of both companies.

The profit plans of MIRAIT HD and TTK that Nomura used as a basis for applying the DCF Analysis do not include any fiscal year in which significant increases or decreases in profits are expected.

(3)
Prospects and reasons for delisting

Upon the Share Exchange, MIRAIT HD will become the wholly-owning parent company of TTK as of its effective date (October 1, 2018 (scheduled)). Accordingly, the common stock of TTK, which will become a wholly-owned subsidiary, will be delisted as of September 26, 2018, following the prescribed procedures in accordance with the delisting standards of the Second Section of the TSE (with the final trading date being September 25, 2018).

After the delisting, it will be impossible to trade the common stock of TTK on a financial instruments exchange. However, the common stock of MIRAIT HD that will be allotted to the shareholders of TTK as of the effective date of the Share Exchange will remain listed on the First Section of the TSE. Thus, although certain shareholders may only receive an allotment of shares constituting less than one unit, shares constituting one or more units will be tradeable on financial instruments exchanges and share liquidity will continue to be provided.

Although the shareholders of TTK who receive shares constituting less than one unit of the stock of MIRAIT HD upon the Share Exchange will not be able to trade such shares constituting less than one unit on any financial instruments exchange, each such shareholder may use the system of purchase for shares constituting less than one unit. Alternatively, by utilizing the system of additional purchase for shares constituting less than one unit, each such shareholder may purchase from MIRAIT HD such number of shares which, together with the number of less-than-one-unit shares held by that shareholder, will constitute one unit. For details of such treatment, please see 2(3) (Note 3) “Treatment of shares constituting less than one unit” above. For details of the treatment of any fractions less than one share that may result from the Share Exchange, please see 2(3) (Note 4) “Treatment of fractions less than one share” above.

(4)	Measures to ensure fairness MIRAIT HD and TTK have implemented the following measures to ensure the fairness of the share exchange ratio in the Share Exchange:

(i)
Acquisition of valuation reports on the share exchange ratio from independent third-party valuation institutions

MIRAIT HD received, on behalf of its shareholders, a valuation report on the Share Exchange from Mizuho, a third-party valuation institution which is independent of MIRAIT HD and TTK. For an overview of the valuation report, please see 3(2) “Matters concerning calculation” above.

MIRAIT HD has not obtained from Mizuho an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of MIRAIT HD from a financial viewpoint (a fairness opinion).

By contrast, TTK received, on behalf of its shareholders, a valuation report on the Share Exchange from Nomura, a third-party valuation institution which is independent of MIRAIT HD and TTK. For an overview of the valuation report, please see 3(2) “Matters concerning calculation” above.

TTK has not obtained from Nomura an opinion to the effect that the Share Exchange Ratio is fair to the shareholders of TTK from a financial viewpoint (a fairness opinion).

(ii)
Advice from independent law firms

MIRAIT HD has appointed Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune as its legal advisers concerning the Share Exchange and has received their legal advice regarding the procedures for the Share Exchange, the decision-making methods and process of the board of directors meetings, along with advice regarding other issues. Shibata, Suzuki & Nakada, and Anderson Mori & Tomotsune do not have any material interest in either MIRAIT HD or TTK.

By contrast, TTK has appointed TMI Associates as its legal adviser and has received its legal advice regarding the procedures for the Share Exchange, the decision-making method and process of the board of directors meetings, along with advice regarding other issues. TMI Associates has no material interest in either MIRAIT HD or TTK.

(5)	Measures to avoid conflicts of interest No special measure has been taken because no particular relationship involving conflicts of interest arises between MIRAIT HD and TTK.

4.     Outline of the Parties to the Share Exchange

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Trade Name	MIRAIT Holdings Corporation		TTK Co., Ltd.
(2)	Address of head office	6-36, Toyosu 5-chome, Koto-ku, Tokyo		2-23, Shintera 1-chome, Wakabayashi-ku, Sendai-shi, Miyagi
(3)	Name and title of representative	Masatoshi Suzuki President and Chief Executive Officer		Mikio Doi President and Representative Director
(4)	Description of business
Management control of subsidiaries and group companies engaged in telecommunications engineering works, electrical works, civil engineering works and construction works-related businesses, and businesses incidental to the foregoing

Businesses related to construction, maintenance, repairing and processing of  telecommunications, electrical and fire defense facilities or equipment and their ancillary equipment; construction, maintenance, repairing and processing of civil works, buildings and other structures, and information processing

(5)	Amount of share capital	JPY 7,000 million		JPY 2,847 million
(6)	Date of incorporation	October 1, 2010		February 15, 1955
(7)	Number of issued shares	85,381,866 shares		21,226,071 shares
(8)	Fiscal year end	March 31		March 31
(9)	Number of employees	9,010 (consolidated) (as of March 31, 2018)		930 (consolidated) (as of March 31, 2017)
(10)	Principal clients	Not applicable as it is a pure holding company.		NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East Japan) NTT DOCOMO, INC.
(11)	Principal banks	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, and MUFG Bank, Ltd.		The 77 Bank, Ltd., Mizuho Bank, Ltd., and Mizuho Trust & Banking Co., Ltd.
(12)	Major shareholders and shareholding ratio	Sumitomo Electric Industries, Ltd.	19.01%	The Dai-ichi Life Insurance Company	4.91%
		Japan Trustee Services Bank, Ltd. (Trust Account)	5.58%	ASM CONNAUGHT HOUSE FUND LP (standing proxy: Mizuho Bank, Ltd.)	4.88%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.38%	Nippon Life Insurance Company	4.80%
		SUMITOMO DENSETSU CO., LTD.	2.91%	The 77 Bank, Ltd.	4.66%
		STATE STREET BANK AND TRUST COMPANY 505001 (standing proxy: Mizuho Bank, Ltd.) (as of March 31, 2018)	2.75%	TTK Employee Shareholding Association (as of September 30, 2017)	3.85%
(13)	Relationships between the parties
Capital relationship
As of today, MIRAIT Corporation and MIRAIT Technologies Corporation, each a wholly-owned subsidiary of MIRAIT HD, hold 201 thousand shares and 195 thousand shares of the stock of TTK, respectively.
As of today, TTK holds 289 thousand shares of the stock of MIRAIT HD.

	Personal relationship	Not applicable.
Transaction relationship
MIRAIT Corporation and MIRAIT Technologies Corporation, each a wholly-owned subsidiary of MIRAIT HD, and their respective group companies have transaction relationships with TTK and TTK Group companies. However, the amount of such transactions is immaterial.

	Status as a related party	Not applicable.

(14)	Business results and financial position for the most recent three years
Fiscal year ended	MIRAIT HD (consolidated)			TTK (consolidated)
	March 2016	March 2017	March 2018	March 2015	March 2016	March 2017
Net assets	126,599	128,837	140,744	17,642	18,032	18,281
Total assets	194,978	218,053	236,480	26,314	27,274	27,242
Net assets per share (JPY)	1,511.74	1,570.53	1,733.14	856.03	874.51	905.28
Net sales	269,537	283,236	312,967	35,500	34,416	33,260
Operating income	6,127	10,061	16,715	1,142	1,189	1,379
Ordinary income	6,735	10,590	17,838	1,223	1,277	1,475
Profit attributable to owners of parent	3,631	6,437	11,504	639	695	779
Net income per share (JPY)	44.65	79.81	145.41	32.01	34.84	39.06
Dividends per share (JPY)	30.00	30.00	35.00	18.00	18.00	23.00
(Note 1)	As of December 31, 2017, except as indicated otherwise.
(Note 2)	In JPY millions, except as indicated otherwise.

5.	Status after the Share Exchange
Wholly-owning parent company in share exchange
(1)	Trade Name	MIRAIT Holdings Corporation
(2)	Address of head office	6-36, Toyosu 5-chome, Koto-ku, Tokyo
(3)	Name and title of representative	Masatoshi Suzuki President and Chief Executive Officer
(4)	Description of businesses
Management control of subsidiaries and group companies engaged in telecommunications engineering works, electrical works, civil engineering works and construction works-related businesses, and businesses incidental to the foregoing.

(5)	Amount of share capital	JPY 7,000 million
(6)	Fiscal year end	March 31
(7)	Net assets	Not determined at present.
(8)	Total assets	Not determined at present.

6.
Outline of Accounting Treatment

The Share Exchange is expected to constitute an acquisition according to the Accounting Standards for Business Combinations. While the Share Exchange will generate positive (or negative) goodwill in the consolidated financial statements of MIRAIT HD under the current Accounting Standards for Business Combinations, the amount of such goodwill is not determined at present.

7.	Future Outlook The impact of the Share Exchange on the consolidated business results of MIRAIT HD is under review, and will be announced once it has been determined.

END